Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Barrier Securities Linked to SX5E

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The EURO STOXX 50® Index (ticker: "SX5E")
Pricing date:	December 23, 2025
Valuation dates:	December 24, 2026, December 23, 2027, December 27, 2028, December 27, 2029 and December 23, 2030 (the "final valuation date")
Maturity date:	December 27, 2030 (unless earlier redeemed)
Automatic early redemption:	If, on any valuation date prior to the final valuation date, the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically redeemed on the third business day immediately following that valuation date for an amount in cash per security equal to $1,000 plus the premium applicable to that valuation date.
Premium:	The premium applicable to each valuation date is the percentage of the stated principal amount set forth below. **Valuation date** — **Premium** December 24, 2026 — 10.00% December 23, 2027 — 20.00% December 27, 2028 — 30.00% December 27, 2029 — 40.00% December 23, 2030 (the "final valuation date") — 30.00%
CUSIP / ISIN:	17332TBT5 / US17332TBT51
Final barrier value:	75% of the initial underlying value
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	(final underlying value - initial underlying value) / initial underlying value
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	100.00%
Payment at maturity (if not autocalled):	• If the final underlying value is **greater than or equal to** the initial underlying value: $1,000 + the greater of (i) the premium applicable to the final valuation date and (ii) the return amount • If the final underlying value is **less than** the initial underlying value but **greater than or equal to** the final barrier value: $1,000 • If the final underlying value is **less than** the final barrier value: $1,000 + ($1,000 × underlying return) If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated December 17, 2025

Hypothetical Interim Payment per Security

Valuation Date on Which Closing Value of the Underlying Exceeds Initial Underlying Value	Premium	Hypothetical Payment at Early Redemption
December 24, 2026	10.00%	$1,100.00
December 23, 2027	20.00%	$1,200.00
December 27, 2028	30.00%	$1,300.00
December 27, 2029	40.00%	$1,400.00

If the closing value of the underlying is greater than or equal to the initial underlying value on the valuation date prior to the final valuation date, then the securities will be automatically redeemed prior to maturity and you will receive a premium following that valuation date.

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity
100.00%	$2,000.00
75.00%	$1,750.00
50.00%	$1,500.00
30.00%	$1,300.00
10.00%	$1,300.00
0.00%	$1,300.00
-10.00%	$1,000.00
-15.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-50.00%	$500.00
-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value of underlying on the final valuation date. If the final underlying value of the underlying on the final valuation date is less than the final barrier value, you will lose 1% of the stated principal amount of the securities for every 1% by which the underlying has declined from the initial underlying value. • The securities do not pay interest. • The securities may be automatically redeemed prior to maturity, limiting the term of the securities. • You will not receive dividends or have any other rights with respect to the underlying. • The securities are particularly sensitive to the volatility of the closing values of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The EURO STOXX 50® Index is subject to risks associated with non - U.S. markets. • The performance of the EURO STOXX 50® Index will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.